UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 5)

                               I.C.H. Corporation

                                (Name of Issuer)

                          Common Stock $0.01 par value
                         (Title of Class of Securities)

                                    44926L300
                                 (CUSIP Number)

                               Michael W. Gibbons
                      1290 North Hancock Street, Suite 203B
                               Anaheim California
                                  714-701-1470
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 21, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].



Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.          44926L300



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Michael W. Gibbons

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [X]

                                                                  (b)   [ ]
3         SEC USE ONLY

4         SOURCE OF FUNDS
          PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

           NUMBER OF           7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                     262,300 **
           OWNED BY
             EACH              8        SHARED VOTING POWER
           REPORTING                           00
            PERSON
             WITH              9        SOLE DISPOSITIVE POWER
                                          262,300 **

                              10       SHARED DISPOSITIVE POWER
                                               00

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    262,300 **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.41%

14   TYPE OF REPORTING PERSON

     IN

                      SEE INSTRUCTIONS BEFORE FILLING OUT!



** Inclusive of the 77,500 Shares owned through Fairmont Capital, Inc.

                                  SCHEDULE 13D

CUSIP NO.          44926L300



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Fairmont Capital, Inc.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [X]

                                                                  (b)   [ ]
3         SEC USE ONLY

4         SOURCE OF FUNDS
          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          California

           NUMBER OF           7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                       77,500
           OWNED BY
             EACH              8        SHARED VOTING POWER
           REPORTING                           00
            PERSON
             WITH              9        SOLE DISPOSITIVE POWER
                                            77,500

                              10       SHARED DISPOSITIVE POWER
                                               00

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    77,500

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.78%

14   TYPE OF REPORTING PERSON


     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment #5 is filed by (1) Michael W. Gibbons ("Gibbons"), and (2) Fairmont Capital, Inc. ("Fairmont"). Gibbons and Fairmont are hereinafter referred to as the "Reporting Persons." Reporting Persons refer to and incorporate by reference the information in their Schedule 13D as amended through Amendment No. 4 to such schedule (the "Schedule 13D"). This Amendment #4 reports only information which has changed since the filing of the Schedule 13D, and defined terms in the Schedule 13D are not redefined herein.


Item 4.      Purpose of the Transaction.

The Reporting Parties further update and supplement Item 4 of the Schedule 13D as follows:

On January 29, 2002, Reporting Parties made an all cash offer to acquire all the outstanding equity of ICH for ten cents ($0.10) per share, plus provide additional funds to Sybra to fund various operating needs and liabilities, including the approximately $2.8 million for severance obligation to John Bicks and Robert Drechsler (Exhibit 99.6 to Amendment #4). No formal response to this offer was ever received by Reporting Parties. This offer expired on February 7, 2002.

On February 5, 2002, the Company, and its subsidiaries voluntarily filed for Chapter 11 bankruptcy protection in federal bankruptcy court in southern New York.

In Reporting Parties' view, due to the recent actions by certain members of the Board and its officers, the current Board and officers should not be left in charge of this Company to propose its turnaround plan and to guide its future. As stated by Reporting Parties in their letter to the Board of the Company dated February 21, 2002 (Exhibit 99.7), "he who guides you into bankruptcy is seldom fit to be your savior in guiding you out".

Reporting Parties, as shareholders of the Company, in their letter to the Board of the Company dated February 21, 2002 (Exhibit 99.7), called on the officers and Board to immediately call a special meeting of the shareholders of the Company for the express purpose of electing a new Board. Reporting Parties stated in that letter that "The Company's Board members and officers liquidated virtually their entire holdings just prior to bankruptcy. They have no stake in the Company going forward. By dumping all of their stock before filing bankruptcy, they [the Board members and officers] appear to have lost all faith and confidence in the Company. They abandoned all hope - and thus should not be left in charge. Those shareholders who have continued to hold their interests deserve the right to say who should direct their Company."

Additionally, in Reporting Parties' view, there appear to be significant conflicts of interest between John Bicks, Robert Drechsler and the Company, as well as certain Board members and the Company, thus further reason for the current Board and officers not to be left in charge of the Company to propose its turnaround plan and to guide its future.

Reporting Parties have had no response to date from the Company as to their request for an immediate special shareholders' meeting.





Item 7.      Materials to be Filed as Exhibits:

          Exhibits   Document
          -------    --------


          99.7.     Lettter  Calling  for Special  Shareholders'  Meeting to
                    Elect New  Board  dated  February  21,  2002  from  Fairmont
                    Capital,   Inc.  to  the  Board  of   Directors   of  I.C.H.
                    Corporation.


After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.


Dated:       February 22, 2002


                                       By:   /s/ Michael W. Gibbons
                                            ------------------------------------
                                              Michael W. Gibbons



                                                     FAIRMONT CAPITAL, INC.



                                       By:   /s/ Michael W. Gibbons
                                            ------------------------------------
                                              Michael W. Gibbons, President

EXHIBIT 99.7


                             Fairmont Capital, Inc.

                      1290 North Hancock Street, Suite 203B
                         Anaheim, California 92807-1925
                            Telephone: (714) 701-1470
                            Facsimile: (714) 701-1474






February 21, 2002


Via Fax (858) 535-1634, Via Fax (212) 317-0959 and Federal Express

Board of Directors
I.C.H. Corporation
9255 Towne Centre Drive, Suite 600
San Diego, CA 92121

         RE: Call for Special Shareholders' Meeting to Elect New Board


Dear Board of Directors:

         Currently, the shareholders of I.C.H. Corporation ("Company") have no rights to call for a special meeting of the shareholders of the Company. On December 18, 2001, shareholders Fairmont Capital, Inc. and Michael W. Gibbons submitted, among other proposals, a proposed amendment to the Certificate of Incorporation allowing stockholders to call a special meeting of stockholders to be considered at the annual meeting in 2002.

         Now, in light of the recent Chapter 11 filing by the Company and Sybra, it has become even more apparent that the shareholders have no voice in the process. However, they, as the true equityholders, should have a voice in this critical process.

          In our view, the recent actions by certain members of the Board and its officers lead us to conclude that they should not be left in charge of this Company to propose its turnaround plan and to guide its future. We firmly believe that "he who guides you into bankruptcy is seldom fit to be your savior in guiding you out". Recognizing this wisdom, even Board members of Enron Board resigned.

         The Company's Board members and officers liquidated virtually their entire holdings just prior to bankruptcy. They have no stake in the Company going forward. By dumping all of their stock before filing bankruptcy, they appear to have lost all faith and confidence in the Company. They abandoned all hope - and thus should not be left in charge. Those shareholders who have continued to hold their interests deserve the right to say who should direct their Company.

         Additionally, there appear to be significant conflicts of interest between John Bicks, Robert Drechsler and the Company, as well as certain Board members and the Company.

         Accordingly, we, as shareholders of this Company, call on these officers and this Board to immediately call a special meeting of the shareholders of this Company for the express purpose of electing a new Board.


                                                     Sincerely,



                                                     Michael W. Gibbons
                                                     President